UNITED STATES SECURITIES
                            AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 6-K
                                CURRENT REPORT

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-
16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

                            For July 26, 2002

                        Commercial Consolidators Corp.
               (Translation of registrant's name into English)

      Suite 1010, 5255 Yonge Street, Toronto, Ontario, Canada  M2N 6P4
                  (Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F]

           Form 20-F [x]                   Form 40-F  [ ]

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                    Yes   [ ]         	No  [x]

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82 -	.]


Commercial Consolidators Corp. is pleased to announce that its subsidiary, Central Point Technologies, Inc. ("Central Point"), a division of La Societe Desig Inc., has entered into a business partner relationship with IntuiCode, a software development and project management company based in Boca Raton, Florida, to jointly develop and offer a comprehensive Timeshare Management solution to the hospitality industry.


Copy of the News Release and BC FORMS 53-901F are attached hereto and filed as Exhibits to this filing on Form 6-K.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

 COMMERCIAL CONSOLIDATORS CORP.
   /s/ Guy P. Jarvis
Guy P. Jarvis, Chief Executive Officer
Date:   July 26, 2002






Exhibit 1
News Release
July 26, 2002

               COMMERCIAL CONSOLIDATORS ENTERS INTO A BUSINESS PARTNER
                             RELATIONSHIP WITH INTUICODE

TORONTO - July 26,2002 - COMMERCIAL CONSOLIDATORS CORP. (ZCC:AMEX; CJ9:Frankfurt), is pleased to announce that its subsidiary, Central Point Technologies, Inc. ("Central Point"), a division of La Societe Desig Inc., has entered into a business partner relationship with IntuiCode, a software development and project management company based in Boca Raton, Florida, to jointly develop and offer a comprehensive Timeshare Management solution to the hospitality industry.

"Until now, the Timeshare industry (also known as Vacation Ownership) lacked a high-end solution that seamlessly combines three critical operational elements:
Property/Guest Management, Owners and Sales Management, and Accounting" states Mr. Guy Jarvis, Commercial Consolidators Corp.'s Chief Executive Officer. "Our business relationship with IntuiCode will allow us to launch and aggressively market an integrated solution, called SharePoint, that is a key requirement of the industry".

"Vacation Ownership in the US is approx. an $8 billion industry growing at a rate of 8% to 10% annually, while the number of Timeshare projects grows at a rate of 5.6% a year", adds Mr. Jarvis. "Consequently, there are multimillion revenue opportunities for Central Point with new and existing properties. SharePoint's initial installation scheduled for August'02 in eight high-end Caribbean Timeshare Resorts with over 1,000 units, will represent revenue totaling US $120,000 for Central Point in the first year".

ABOUT COMMERCIAL CONSOLIDATORS CORP.
Commercial Consolidators Corp. is a diversified distributor of business technologies (cellular phones and accessories, and computer hardware, software and solutions) and consumer electronics to the Americas (North, South and Central). The Company's head office is located in Toronto, Ontario.

ABOUT CENTRAL POINT TECHNOLOGIES, INC.
Central Point Technologies, Inc., a wholly owned subsidiary of Commercial Consolidators Corp., offers a portfolio of Hospitality Solutions including property management systems, condo management systems, Internet on-line bookings, speech recognition telephone reservations, point-of-sales, back-office & call accounting systems, as well as peripheral products.

ABOUT INTUICODE
IntuiCode is a Microsoft(tm) Certified Solution Provider with proven expertise in Microsoft technologies and delivering business solutions built on the Microsoft platform. With over a decade of combined thin client technology experience, IntuiCode's development staff has a high degree of coding skills in MultiWin technology, which is the basis for Terminal Services in both NT 4.0 and Windows 2000 Server.

For further information, please contact investor relations at 1-800-968-1727; or visit the Company's website at www.commercialconsolidator.com.

ON BEHALF OF THE BOARD OF DIRECTORS

"Guy Jarvis"
_______________________________
GUY JARVIS, Chief Executive Officer

Statements about the Company's future expectations, including future revenues and earnings, and all other statements in this press release other than historical facts, are "forward-looking statements" within the meaning of
Section 27A of the Securities Act of 1933, Section 21E of the Securities Exchange Act of 1934, and as that term is defined in the Private Securities Litigation Reform Act of 1995. The Company intends that such forward-looking statements be subject to the safe harbors created thereby. Since these statements involve risks and uncertainties and are subject to change at any time, the Company's actual results could differ materially from expected results.



Exhibit 2
BC FORM 53-901F
July 26, 2002

BC FORM 53-901F (Previously Form 27)
Securities Act
Material Change Report Under Section 85(1) of the Act

ITEM 1	REPORTING ISSUER

COMMERCIAL CONSOLIDATORS CORP.
Suite 1010, 5255 Yonge Street,
Toronto, Ontario, Canada  M2N 6P4

ITEM 2	DATE OF MATERIAL CHANGE

July 25, 2002

ITEM 3	PRESS RELEASE

Issued July 26, 2002 at Vancouver, BC

ITEM 4	SUMMARY OF MATERIAL CHANGE

Commercial Consolidators Corp. is pleased to announce that its subsidiary, Central Point Technologies, Inc. ("Central Point"), a division of La Societe Desig Inc., has entered into a business partner relationship with IntuiCode, a software development and project management company based in Boca Raton, Florida, to jointly develop and offer a comprehensive Timeshare Management solution to the hospitality industry.

ITEM 5	FULL DESCRIPTION OF MATERIAL CHANGE

Please see attached Schedule "A"

ITEM 6	RELIANCE ON SECTION 85(2) OF THE ACT

This report is not being filed on a confidential basis.

ITEM 7	OMITTED INFORMATION

There are no significant facts required to be disclosed herein which have been omitted.

ITEM 8	DIRECTOR/SENIOR OFFICER

Contact:	Guy P. Jarvis
Telephone:	(416) 512-8299

ITEM 9	STATEMENT OF SENIOR OFFICER/DIRECTOR

The foregoing accurately discloses the material change referred to herein.

DATED at Vancouver, BC this 26th day of July 2002.

"Guy P. Jarvis"
_______________________________
Guy P. Garvis
Chief Executive Officer


                                  Schedule "A"

               COMMERCIAL CONSOLIDATORS ENTERS INTO A BUSINESS PARTNER
                             RELATIONSHIP WITH INTUICODE

TORONTO - July 26,2002 - COMMERCIAL CONSOLIDATORS CORP. (ZCC:AMEX; CJ9:Frankfurt), is pleased to announce that its subsidiary, Central Point Technologies, Inc. ("Central Point"), a division of La Societe Desig Inc., has entered into a business partner relationship with IntuiCode, a software development and project management company based in Boca Raton, Florida, to jointly develop and offer a comprehensive Timeshare Management solution to the hospitality industry.

"Until now, the Timeshare industry (also known as Vacation Ownership) lacked a high-end solution that seamlessly combines three critical operational elements:
Property/Guest Management, Owners and Sales Management, and Accounting" states Mr. Guy Jarvis, Commercial Consolidators Corp.'s Chief Executive Officer. "Our business relationship with IntuiCode will allow us to launch and aggressively market an integrated solution, called SharePoint, that is a key requirement of the industry".

"Vacation Ownership in the US is approx. an $8 billion industry growing at a rate of 8% to 10% annually, while the number of Timeshare projects grows at a rate of 5.6% a year", adds Mr. Jarvis. "Consequently, there are multimillion revenue opportunities for Central Point with new and existing properties. SharePoint's initial installation scheduled for August'02 in eight high-end Caribbean Timeshare Resorts with over 1,000 units, will represent revenue totaling US $120,000 for Central Point in the first year".

ABOUT COMMERCIAL CONSOLIDATORS CORP.
Commercial Consolidators Corp. is a diversified distributor of business technologies (cellular phones and accessories, and computer hardware, software and solutions) and consumer electronics to the Americas (North, South and Central). The Company's head office is located in Toronto, Ontario.

ABOUT CENTRAL POINT TECHNOLOGIES, INC.
Central Point Technologies, Inc., a wholly owned subsidiary of Commercial Consolidators Corp., offers a portfolio of Hospitality Solutions including property management systems, condo management systems, Internet on-line bookings, speech recognition telephone reservations, point-of-sales, back-office & call accounting systems, as well as peripheral products.

ABOUT INTUICODE
IntuiCode is a Microsoft(tm) Certified Solution Provider with proven expertise in Microsoft technologies and delivering business solutions built on the Microsoft platform. With over a decade of combined thin client technology experience, IntuiCode's development staff has a high degree of coding skills in MultiWin technology, which is the basis for Terminal Services in both NT 4.0 and Windows 2000 Server.

For further information, please contact investor relations at 1-800-968-1727; or visit the Company's website at www.commercialconsolidator.com.

ON BEHALF OF THE BOARD OF DIRECTORS

 "Guy Jarvis"
________________________________
GUY JARVIS, Chief Executive Officer

Statements about the Company's future expectations, including future revenues and earnings, and all other statements in this press release other than historical facts, are "forward-looking statements" within the meaning of
Section 27A of the Securities Act of 1933, Section 21E of the Securities Exchange Act of 1934, and as that term is defined in the Private Securities Litigation Reform Act of 1995. The Company intends that such forward-looking statements be subject to the safe harbors created thereby. Since these statements involve risks and uncertainties and are subject to change at any time, the Company's actual results could differ materially from expected results.